25001979

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS FORM X-17A-5 PART III

SEC FILE NUMBER
8-65857

SEC Mail Processing
FEB 2 8 2025
Washington, DC

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Northern Lights Distributors, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4221 North 203rd Street, Suite 100
(No. and Street)

Elkhorn	NE	68022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Kevin M. Guerette	(617) 848-3936	kguerette@ultimusfundsolutions.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young, LLP
(Name – if individual, state last, first, and middle name)

221 East 4th Street, Suite 2900	Cincinnati	OH	45202
(Address)	(City)	(State)	(Zip Code)

10/20/2003	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kevin M. Guerette, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Northern Lights Distributors, LLC, as of December 31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

BRAD JONES
Notary Public
State of Rhode Island
I.D. # 56666
My Commission Expires 11/14/2026

Signature: [signature]

Title:
President

[signature]
Notary Public

This filing contains (check all applicable boxes):**

☒ (a) Statement of financial condition.
☐ (b) Notes to consolidated statement of financial condition.
☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
☒ (d) Statement of cash flows.
☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
☐ (g) Notes to consolidated financial statements.
☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Northern Lights Distributors, LLC
(A Wholly Owned Subsidiary of
The Ultimus Group Midco, LLC)

(SEC I.D. No. 8-65857)

Financial Statements and Supplemental Schedules for the Year Ended December 31, 2024, and Report of Independent Registered Public Accounting Firm

NORTHERN LIGHTS DISTRIBUTORS, LLC
(A Wholly Owned Subsidiary of The Ultimus Group Midco, LLC)

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm

To Those Charged with Governance and the Member of Northern Lights Distributors, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Northern Lights Distributors, LLC (the Company) as of December 31, 2024, the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness

and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst + Young LLP

We have served as the Company's auditor since 2019.

Cincinnati, Ohio
February 25, 2025

NORTHERN LIGHTS DISTRIBUTORS, LLC
(A Wholly-owned Subsidiary of Ultimus Fund Solutions, LLC)
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2024

ASSETS

Cash and cash equivalents	$	4,893,442
Accounts receivable, net of allowance for credit loss of $661		3,825,535
Due from affiliates		4,905
Prepaid expenses		95,013
Total Assets	$	8,818,895

LIABILITIES & MEMBER'S EQUITY

LIABILITIES:

Service fee and commissions payable	$	3,076,728
Due to affiliates		174,308
Accounts payable		48,666
Accrued liabilities		36,925
Deferred revenue		119,000
Total Liabilities	$	3,455,627
MEMBER'S EQUITY	$	5,363,268
Total Liabilities and Member's Equity	$	8,818,895

See accompanying notes to the financial statements.

NORTHERN LIGHTS DISTRIBUTORS, LLC
(A Wholly-owned Subsidiary of Ultimus Fund Solutions, LLC)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2024

REVENUE		
Service and distribution fees from non-affiliates	$	38,194,490
Compliance and supervision fees		1,169,343
Underwriting fees from non-affiliates		527,801
Fees from affiliates		25,925
TOTAL REVENUES	$	39,917,559
OTHER INCOME		
Interest income	$	212,085
EXPENSES		
Service fees	$	32,908,879
Management fees		1,320,000
Compliance fees		497,649
Commissions expense		455,925
General and administrative expenses		233,163
TOTAL EXPENSES	$	35,415,616
NET INCOME	$	4,714,028

See accompanying notes to the financial statements.

NORTHERN LIGHTS DISTRIBUTORS, LLC
(A Wholly-owned Subsidiary of Ultimus Fund Solutions, LLC)
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2024

BALANCE AT JANUARY 1, 2024	$ 4,419,240
Net income	4,714,028
Distributions to Parent	(3,770,000)
BALANCE AT DECEMBER 31, 2024	$ 5,363,268

See accompanying notes to the financial statements.

NORTHERN LIGHTS DISTRIBUTORS, LLC
(A Wholly-owned Subsidiary of Ultimus Fund Solutions, LLC)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2024

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 4,714,028
Adjustments to reconcile net income to net cash flows provided by operating activities	
(Increase) decrease in assets:	
Accounts receivable, net	(778,727)
Due from affiliates	(4,705)
Prepaid expenses	(21,201)
(Decrease) increase in liabilities:	
Service fees and commissions payable	78,262
Due to affiliates	64,385
Accounts payable	(53,933)
Accrued expenses	(67,972)
Deferred revenue	100,000
NET CASH PROVIDED BY OPERATING ACTIVITIES	4,030,137
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions to Parent	(3,770,000)
NET CASH USED IN FINANCING ACTIVITIES	(3,770,000)
NET INCREASE IN CASH AND CASH EQUIVALENTS	260,137
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	4,633,305
CASH AND CASH EQUIVALENTS AT END OF THE YEAR	$ 4,893,442

See accompanying notes to the financial statements.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Northern Lights Distributors, LLC ("NLD" or the "Company") is a Nebraska limited liability company providing mutual fund and exchange-traded fund ("ETF") distribution services to investment companies including selling mutual funds and ETFs to the general public. NLD's primary source of revenue is service and distribution fees from non-affiliate mutual funds and ETFs. NLD is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company is exempt (under paragraph (k)(2)(i)) from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934.

The financial statements do not contain a statement of changes in liabilities subordinated to claims of general creditors as required by Rule 17a-5 of the Securities and Exchange Commission, as no such liabilities existed at December 31, 2024, or during the year then ended.

The Company is a wholly owned subsidiary of The Ultimus Group Midco, LLC ("Ultimus Midco" or "Parent" or "Member") which is a subsidiary of The Ultimus Group LLC ("Ultimus Group").

Basis of Accounting — The Company maintains its accounting records and prepares its financial statements in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

Use of Estimates — The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents — Cash and cash equivalents are short-term, highly liquid investments with a maturity of three months or less at the time of purchase. The Company maintains cash balances at a high credit quality financial institution. Accounts at this institution are secured by the Federal Deposit Insurance Corporation (the "FDIC"). At times, such cash balances may be in excess of the $250,000 FDIC insurance limit. The Company has not experienced any losses on such accounts. Cash equivalents are held at fair value utilizing quoted prices in active markets for identical assets. U.S. GAAP establishes a hierarchical disclosure framework, which prioritizes and ranks the level of market price observability used in measuring financial instruments at fair value amongst Level 1, 2 and 3. As the pricing inputs for cash equivalents are unadjusted, market quotes for identical assets, the fair value measurement of cash equivalents is Level 1.

Accounts Receivable, net — The provision for credit losses on accounts receivable is made in amounts required to maintain an adequate allowance to cover anticipated losses. A write-off is recorded when the Company concludes that all or a portion of the receivable is no longer collectible. During the year ended December 31, 2024, the Company recognized a current-period provision for expected credit loss of $4,439, reversals of provisions previously recorded of ($6,799) as payments were received in current year, and write offs charged against the allowance of ($1,875), resulting in an allowance for credit losses of $661 as of December 31, 2024.

Income Taxes — The Company, as a wholly owned subsidiary of Ultimus Midco, is a disregarded entity for income tax purposes under the provisions of the Internal Revenue Code. Consequently, federal income taxes are not payable by, or provided for, the Company. Accordingly, income from the Company is reported and

respective income taxes are paid by the members of the Parent, and, as a result, no provision for federal income taxes is provided as it relates to the Company's taxable income.

The Company applies the provisions of Accounting Standards Codification (ASC) 740-10, Income Taxes, which provides a framework to determine the appropriate level of tax reserves for uncertain tax positions. ASC 740-10 prescribes a "more-likely-than-not threshold" for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and requires the accrual of interest related to positions that do not meet the more-likely-than-not standard. The Company has concluded that there are no uncertain tax positions that would require recognition in the Company's financial statements. The 2021 through 2023 tax years remain subject to examination by the Internal Revenue Service.

The Company would classify interest and penalties on material uncertain tax positions as interest expense and operating expense, respectively, on the statement of operations. However, as the Company does not have any uncertain tax positions as of December 31, 2024, no such interest and penalties were recognized.

Revenue Recognition —

Service and distribution fees – The Company enters into agreements with mutual fund and ETF customers under distribution and service agreements to distribute shares through broker-dealers who sell shares to the public. The performance obligations are satisfied over the course of the contract by executing and delivering agreements with broker-dealers and other industry professionals. Service and distribution fees are generally charged as a percentage of the customer's average net assets, which may be subject to a minimum fee, and/or annual flat fee. The Company recognizes revenue over the life of the contract based on the customer's monthly average of net assets or on a straight-line basis for the annual flat fee. These services are billed monthly in arrears.

The Company incurs costs in connection with satisfaction of its performance obligation for service fees – primarily third-party selling brokers or other servicing parties – for which it receives reimbursements from its customers. The Company concluded it controls the services provided by these other parties and, therefore, is acting as principal. Accordingly, the Company records the reimbursement for these costs incurred on a gross basis – that is, as revenue in service and distribution fees and expenses in service fees in the statement of operations. These service fee expenses owed to selling brokers or other servicing parties are expensed in the period incurred.

Compliance fees – The Company incurs certain expenses related to FINRA regulatory fees that are reimbursable by the Company's customers. For these reimbursable costs, the Company concluded it controls the related services provided and, therefore, is acting as principal. Accordingly, the Company records the reimbursement for these costs incurred on a gross basis – that is, as revenue in compliance and supervision fee revenue and expense in compliance fee expense in the statement of operations. The Company rebills these fees to the customers on a monthly basis and revenue is recognized at that point in time.

Supervision fees – The Company licenses registered representatives and maintains their licenses in accordance with rules and regulations of the regulatory authorities in exchange for annual fees from mutual funds and ETF customers. The revenue is recognized on a straight-line basis throughout the year as the performance obligations are fulfilled. Supervision monitoring is an ongoing process over the annual term and the resulting revenue is included in compliance and supervision fees on the statement of operations.

Underwriting fees – The Company earns revenue from the sales of securities in which it acts as an underwriter. The revenue is recognized on the trade date of the security as all performance obligations have been satisfied at the date of the trade, and control and benefit of the security has been transferred. Related

clearing expenses associated with the sale of the security are also recognized on the trade date and are included in commission expense on the statement of operations.

Fees from affiliates - The Company provided distribution, underwriting and supervision services to Gemini Fund Services, LLC, Northern Lights Compliance, LLC, and Ultimus Fund Solutions, LLC ("UFS"), all of which are wholly owned by the Parent. The revenue recognition accounting policies for these services are consistent with the accounting policies for nonaffiliates.

Other Income - The Company earned interest income related to cash equivalents held during the year ended December 31, 2024.

Segment Reporting - The Company is engaged in a single line of business as a mutual fund and ETF distributor. The Company's Chief Operating Decision Maker ("CODM"), who is also the President of NLD, utilizes an aggregate approach to assess the financial performance of and allocate resources to the business. Accordingly, management has concluded that the Company consists of a single operating segment and single reportable segment for accounting and financial reporting purposes. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

In assessing segment performance and determining allocation of resources, the CODM reviews the financial reporting information within the statement of operations, primarily net income, to evaluate the general health and profitability of the business. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

New Accounting Pronouncements —

The Company considers the applicability and impact of all ASU updates issued by the Financial Accounting Standards Board ("FASB"). ASUs issued during the current period not listed below were assessed and determined to not be applicable to the Company.

In November 2024, the FASB issued ASU 2024-03 "Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40)", which requires all public entities to disclose (1) the amounts of inventory purchases, employee compensation, depreciation, intangible asset amortization, and depreciation, depletion, and amortization recognized as part of oil- and gas-producing included in each relevant expense caption, (2) certain amounts already required to be disclosed in the same disclosure as other disaggregation requirements, (3) a qualitative description of the amounts remaining in relevant expense captions not separately disaggregated quantitatively, and (4) the total amount of selling expenses and an entity's definition of selling expenses. The guidance is effective starting in annual periods beginning after December 15, 2026, with early adoption permitted. The Company has adopted this ASU in the year ended December 31, 2024. Adoption of the new standard impacted financial statement disclosures only and did not affect the Company's financial position or the results of its operations.

2. NET CAPITAL REQUIREMENTS

NLD is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2024, the Company had net capital of $4,369,930 which was $4,139,555 more than its required net capital of $230,375, and a percentage of aggregate indebtedness to net

capital of 79.08%. The Company intends to pay distributions to its Parent during 2025, subject to applicable regulatory requirements and approvals.

3. DISAGGREGATED REVENUE

The following table presents disaggregated revenue for the year ended December 31, 2024:

Service and distribution fees from non-affiliates		
Service fees	$	33,093,753
Distribution fees		5,100,737
Total service and distribution fees from non-affiliates	$	38,194,490
Compliance and supervision fees		
Supervision fees		560,422
Compliance fees		608,921
Total compliance and supervision fees	$	1,169,343
Underwriting fees from non-affiliates		527,801
Fees from affiliates		25,925
Total revenues	$	39,917,559

4. TRANSACTIONS WITH AFFILIATES

For the year ended December 31, 2024, the Company recognized $25,925 of revenue recorded as fees from affiliates on the statement of operations.

UFS assumes certain costs of the Company pursuant to a Cost Assumption Agreement. The Company operates out of office space leased by UFS. In addition, employees and other resources of UFS support the Company's operations by providing certain administrative, management, accounting, and legal services. A $110,000 monthly management fee is paid to UFS under the Cost Assumption Agreement for advertising and promotional services along with the use of facilities, equipment, personnel, and related services. The total management fee equaled $1,320,000 for the year ended December 31, 2024.

In the ordinary course of business, the Company may advance funds for the payment of expenses or carry balances for services rendered to Ultimus Group and Ultimus Group's wholly owned subsidiaries.

The due from affiliates balance of $4,905 relates to receivables for services performed on behalf of affiliated entities and cash remitted to affiliated entities for customer receivables of the Company.

Due to affiliates of $174,308 relates to management fees payable to the UFS, software expenses, sales commissions, accounting fees, and other expenses paid by affiliated entities that the Company will reimburse.

Transactions with related parties are not necessarily indicative of amounts which would have occurred had the parties not been related.

5. COMMITMENTS AND CONTINGENCIES

The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

From time to time, claims may be made and legal action may be taken against the Company, and the Company may be involved in reviews, investigations, and proceedings (formal and informal) by governmental and self-regulatory agencies relating to its business. The Company is also subject to operational risk, which includes risk of loss from human error, inadequate or failed internal processes and systems, and external events as well as compliance and legal risk associated with violations of, or noncompliance with, laws, rules, regulations, prescribed practices or ethical standards, as well as the risk of non-compliance with contractual and other obligations. Some of these actions may result in adverse judgments, settlements, fines, penalties, injunctions or other relief. Based on information currently available, management is not aware of any legal or regulatory claims that would have a material effect on the Company's financial statements and therefore no accrual is required as of December 31, 2024.

6. CONCENTRATION OF REVENUE AND ACCOUNTS RECEIVABLE

For the year ended December 31, 2024, three customers comprised 61% of the Company's revenues and 61% of accounts receivable.

7. SUBSEQUENT EVENTS

The subsequent events for the Company have been evaluated by management through February 25, 2025, the date the financial statements were issued. No subsequent events occurred through this date other than those disclosed below:

The Company made a distribution of $400,000 to the Member on January 27, 2025.

******

SUPPLEMENTAL SCHEDULES

NORTHERN LIGHTS DISTRIBUTORS, LLC
(A Wholly-owned Subsidiary of Ultimus Fund Solutions, LLC)

SCHEDULE I

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-1

Computation of Net Capital

Total member equity from Statement of Financial Condition	$ 5,363,268
Deduction for nonallowable assets:	
Receivable from customers	(448,744)
Receivable from affiliates	(4,905)
Prepaid expenses	(95,013)
	(548,662)
Net Capital before haircuts	4,814,606
Haircuts:	
Securities owned	(444,675)
Net Capital	4,369,931
Computation of Aggregate Indebtedness	
Total Aggregate Indebtedness Liabilities from Statement of Financial Condition	3,455,627
Percentage of aggregate indebtedness to net capital	79.08%
Computation of Basic Net Capital Requirement	
Minimum net capital required (6 2/3% of total aggregate indebtedness)	230,375
Minimum dollar net capital requirement	25,000
Net capital requirement (greater of the two above)	230,375
Excess net capital (net capital less minimum net capital)	4,139,556
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital requirement	$ 4,024,367

There are no material differences between the preceding computation of net capital pursuant to Rule 15c3-1 and the corresponding computation included in the most recent unaudited Part IIA FOCUS Report (Form A-17A-5) as of December 31, 2024 filed on January 24, 2025.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

December 31, 2024

This calculation is not required as the Company carries no customer accounts. The Company is claiming exemption from Rule 15c3-3 under the exemption provision of Rule 15c3-3(k)(2)(i).

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS

December 31, 2024

This information is not required as the Company carries no customer accounts. The Company is claiming exemption from Rule 15c3-3 under the exemption provision of Rule 15c3-3(k)(2)(i).

Report of Independent Registered Public Accounting Firm

To Those Charged With Governance and the Member of Northern Lights Distributors, LLC

We have reviewed management's statements, included in the accompanying Northern Lights Distributors, LLC Exemption Report, in which (1) Northern Lights Distributors, LLC (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k):(2)(i), (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k) throughout the most recent fiscal year ended December 31, 2024 without exception. Management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of those charged with governance, management, the SEC, FINRA, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

Cincinnati, Ohio
February 25, 2025

Northern Lights Distributors, LLC
Exemption Report

Northern Lights Distributors, LLC, (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k):(2)(i) (the "exemption provisions") and

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year ended December 31, 2024, without exception.

Northern Lights Distributors, LLC

I, Kevin Guerette, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________________
Kevin Guerette
President

February 25, 2025